

hunni water
kindness

HUNNIWATER : HONEY WATER



WE AIM TO MAKE A POSITIVE SOCIAL IMPACT & CRAFT BETTER-FOR-YOU BEVERAGES THAT ARE GOOD FOR YOU AND GOOD FOR THE BEES TOO!

HUNNIWATER : HONEY WATER





OUR BRAND

HUNNIWATER : HONEY WATER

OUR INNOVATIVE PORTFOLIO OF PRODUCTS COMPETES ACROSS MULTIPLE CATEGORIES

Kindness–by hunniwater!

hunni water kindness

healthy, bubbly deliciousness!


#beekind
hunni water kindness
Sparkling honey water
kindness
kindness in a can!
#fitkind
hunni water kindness
fit
blue honey
clean · natural
#FITKIND
Sparkling HONEY WATER
w/ natural caffeine
blue tea & ocean salt
hunni water kindness
Sparkling honey water
kindness
kindness in a can!

Warning:
Drinking this may cause Kindness.
Kindness is contagious and may spread to others!

Hunniwater Kindness is Sparkling honey water featuring pure wildflower honey.

With every can, we support bee habitat restoration & other acts of Kindness!



ENERGY, METABOLISM & KINDNESS BOOSTER!

KINDNESS 'FIT'

May do wonders for your physique, but it also contributes to a fitter planet!

PURE HONEY, NATURAL CAFFEINE, BLUE TEA & OCEAN SALT ELECTROLYTES!!!

KINDNESS IS ALWAYS A GOOD FIT!

Introducing...

KINDNESS FIT
BY HUNNIWATER





Hunniwater Detox

MARRIES RICH, NUTRIENT-DENSE HONEY & DETOXIFYING INGREDIENTS FOR A DELICIOUS HEALTH BOOST ANYTIME!

AVAILABLE NOW @ SELECT RETAILERS!

GINGER CAYENNE

CHERRY CHARCOAL

MATCHA

LEMON

Raw Honey
hunni water ™ detox
& ginger cayenne
16 fl oz. (473ml)

Raw Honey
hunni water ™ detox
cherry-charcoal
16 fl oz. (473ml)

Raw Honey
hunni water ™ detox
& matcha green tea
16 fl oz. (473ml)

Raw Honey
hunni water ™ detox
& lemon
16 fl oz. (473ml)

Join Us...

Women Led

Philanthropic

OPPORTUNITY IS KNOCKING.

HUNNIWATER IS ON TRACK TO BEECOME A LEADING BETTER-FOR-YOU BRAND!

Socially Conscious







HOW WE DO BUSINESS...

B2B2C

National Distributors-DPI, KEHE
Multiple Regional Distributors
Direct Sales & distribution
Online/Subscription/ Amazon
Strategic Distributor-Partner (2022)

WE EXPECT INCREASED DISTRIBUTION & MARKET PENETRATION WITH YEAR OVER YEAR MULTI-CHANNEL SALES GROWTH!




KINDNESS IS COMING
TO A STORE NEAR YOU!
NATIONAL
DISTRIBUTION
THROUGH
DPI & KEHE
MEANS ACCESS TO
37,000+
RETAIL POINTS!
#beekind



HUNNIWATER IS A UNIQUE OFFERING IN A HUGE MARKET!

$100 Billion+
Packaged beverage industry total

The market for both flavored and sparkling water is huge. We will become the honey water category leader!

$244 Million
LaCroix 2018 net sales





COMPETITORS:

REGULAR SPARKLING WATERS
ARTIFICIALLY FLAVORED BEVERAGES
KOMBUCHA

HUNNIWATER COMPETITIVE STRENGTHS:

CATEGORY FRONTRUNNER

POSITIVE BRANDING/MESSAGING (KINDNESS!)

EXCELLENT TASTE, NATURAL FUNCTIONALITY

ALL NATURAL & ORGANIC INGREDIENTS

NO ADDED SUGAR/LOW CALORIE

FAMILIAR FLAVOR PROFILES AND HEALTH BENEFITS

LESS EXPENSIVE THAN KOMBUCHA



PORTFOLIO COMPETES ACROSS MULTIPLE CATEGORIES*

KARIN BUTLER (CEO)
A RESEARCH SCIENTIST, AND SOCIAL CHAMPION, KARIN LEADS WITH "GRIT & GRATITUDE". SHE HAS 10+ YEARS OF EXPERIENCE IN ALL THINGS BEVERAGE INCLUDING R&D, ANALYTICS, PROJECT MANAGEMENT, SUPPLY CHAIN MANAGEMENT QUALITY CONTROL AND PROCUREMENT.

Bob Ohly (Advisor)
CFO/Vice President of Caffe Ladro
Provides "real-life" insight on management, financials and business growth.

ERIC BUTLER (COO) AND VISIONARY WITH 10+ YEARS GMP MANUFACTURING, OPERATIONS, QUALITY CONTROL, PRODUCTION AND SUPPLY CHAIN MANAGEMENT, LOGISTICS AND BEVERAGE CONSULTING.

BRAD EVANS-FORMER MLS SOCCER PRO (SEATTLE SOUNDERS). ENTHUSIASTIC SUPPORTER OF HUNNIWATER, SPECIALIZING IN ATHLETE RELATIONS/MARKETING, PROMOTION AND LIFESTYLE BRANDING.

BROOKS GEKLER (ADVISOR) EXECUTIVE & LECTURER, UW– BUSINESS. BRINGS 30+YEARS EXPERIENCE. WITH GENERAL MILLS, HE SPECIALIZED IN PRODUCT MARKETING, BRANDING, MERGERS AND ACQUISITIONS.



WHETHER IT'S HELPING BEES THROUGH HABITAT RESTORATION OR BRINGING PEOPLE TOGETHER THROUGH SIMPLE ACTS OF KINDNESS, WE WILL ALWAYS SUPPORT THE PEOPLE, COMMUNITY AND ENVIRONMENT THAT MAKES HUNNIWATER POSSIBLE!

HUNNIWATER : HONEY WATER

